UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2019

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

3Q19

Results Report

Coca-Cola

October 29, 2019

Contact in Santiago, Chile

Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

Conference call details

Wednesday, October 30, 2019
11:00 am Chile – 10:00 am EST

Dial-In Participants

U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access code: ANDINA

Replay

U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access code: 53591807
Replay available until November 15, 2019

Audio

Available at www.koandina.com
Thursday, October 31, 2019

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 173.3 million unit cases, increasing 2.9% regarding the same quarter of the previous year. Consolidated accumulated Sales Volume reached 531.6 million unit cases, which represents a 1.0% decrease regarding the previous year.

Company figures reported are the following:

•                  Consolidated Net Sales during the quarter reached CLP 406,393 million, an increase of 17.8% regarding the same quarter of the previous year. Consolidated accumulated Net Sales reached CLP 1,225,292 million, which represents a 9.5% increase regarding the previous year.

•                  Consolidated Operating Income(1) during the quarter reached CLP 38,912 million, representing an 11.3% increase regarding the same quarter of the previous year. Consolidated accumulated Operating Income reached CLP 141,502 million, increasing by 3.3% regarding the previous year.

•                  Consolidated Adjusted EBITDA(2) increased by 12.8% regarding the same quarter of the previous year reaching CLP 66,483 million during the quarter. Adjusted EBITDA Margin reached 16.4%, a contraction of 72 basis points regarding the same quarter of the previous year. Consolidated accumulated Adjusted EBITDA was CLP 221,639 million, which represents a 6.8% increase regarding the previous year. Adjusted EBITDA Margin for the period reached 18.1%, a contraction of 45 basis points regarding the previous year.

•                  Net Income attributable to the owners of the controller reached CLP 25,320 million during the quarter, representing an increase of 134.3% regarding the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 83,336 million, an increase of 59.4% regarding the previous year.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“I would like to highlight this quarter’s positive financial results, despite the macro environment to which we are exposed. The Company’s consolidated sales grew 17.8% and adjusted EBITDA grew by 12.8%, with which the Company achieved an adjusted EBITDA margin of 16.4% in the quarter. On the other hand, net income attributable to the owners of the controller grew 134.3% and net margin expanded by 310 basis points. Consolidated volume increased by 2.9% in the quarter, and we increased market share for soft drinks in all our operations, except Brazil, where we maintain healthy 61.8 points of market share, reflecting the extraordinary execution at the point of sale that we’ve been developing. Moreover, in Paraguay we achieved historical 74.9 points of market share.

In September, for the fourth consecutive year we were ratified as part of Chile’s Dow Jones Sustainability Index (or “DJSI”). In addition, and for the third consecutive year, we were also ratified in the Latin American Integrated Market Sustainability Index - DJSI Mila. We are convinced of our purpose, to grow sustainably, and to be ratified once again in these indices demonstrates the importance of shared value in our Company, to our investors and all our stakeholders. We thank each of our collaborators who, with effort and committed work, enable best practices to be a reality in the Company.

Finally, I would like to mention that since October 4, we have been commercializing and distributing Cooperativa Capel products in our franchise territories in Chile. Pisco is a Chilean liquor distilled from grapes, which has about one third of the liquor market in Chile. The Cooperativa Capel brands we are going to distribute have approximately 45% of the pure pisco market. This agreement, as the one reached with Diageo in August 2018, optimizes and makes the use of the Company’s extensive logistics and distribution network throughout its franchise territory in Chile more profitable. All these achievements, and the results we have attained, are in the best interests of our shareholders and other stakeholders.”

1: Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

2: Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CONSOLIDATED RESULTS: 3rd Quarter 2019 vs. 3rd Quarter 2018

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2018 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following table shows the exchange rates used:

	Local currency/USD (Average exchange rate)		CLP / Local currency (Average exchange rate*)
Exchange rates used	3Q18	3Q19	3Q18	3Q19
Argentina	32.1	50.5	16.0	12.6
Brazil	3.96	3.97	167.5	177.9
Chile	663	707	N.A.	N.A.
Paraguay	5,786	6,179	0.11	0.11

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Sales Volume during the quarter was 173.3 million unit cases, representing a 2.9% increase regarding the same period of 2018, explained by the volume increase of the operations in Brazil, Chile and Paraguay, which was partly offset by the volume decrease in the Argentine operation. Transactions reached 925.3 million during the quarter, representing a 4.6% increase regarding the same quarter of the previous year.

Consolidated Net Sales reached CLP 406,393 million, a 17.8% increase, mainly explained by sales growth in all countries and by the positive effect of translating figures of our operations in Brazil and Argentina.

Consolidated Cost of Sales increased by 20.6%, which is mainly explained by (i) higher volume sold in Brazil, Chile and Paraguay; (ii) the devaluation of local currencies regarding the U.S. Dollar impacting dollarized costs, and (iii) a greater cost of concentrate in Argentina, Brazil and Chile. The aforementioned was partially offset by a reduction in the cost of sugar in Chile and Paraguay and by lower volume in Argentina.

Consolidated Distribution Costs and Administrative Expenses increased by 14.8%, which is mainly explained by (i) greater marketing expenses in Brazil, Chile and Paraguay, (ii) higher distribution costs in Brazil, Chile and Paraguay, and (iii) higher labor costs in Brazil, Chile and Paraguay. This was partially offset by lower distribution costs in Argentina and by lower labor costs and services provided by third parties, which grew below local inflation, in Argentina.

The previously-mentioned effects let to a consolidated Operating Income of CLP 38,912 million, an 11.3% increase. Operating Margin was 9.6%.

Consolidated Adjusted EBITDA reached CLP 66,483 million, increasing by 12.8%. Adjusted EBITDA Margin was 16.4%, a contraction of 72 basis points.

Net Income attributable to the owners of the controller during the quarter was CLP 25,320 million, an increase of 134.3% and Net Margin reached 6.2%, an expansion of 310 basis points.

ARGENTINA: 3rd Quarter 2019 vs. 3rd Quarter 2018

The average quarterly exchange rate was 50.5 ARS/USD, which is compared with an average quarterly exchange rate of 32.1 ARS/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 12.6 CLP/ARS, which is compared to a closing exchange rate of 16.0 CLP/ARS in the same quarter of the previous year Since inflation in Argentina was greater than the devaluation of the Argentine peso regarding the Chilean peso, there was a positive impact on the consolidation of figures because figures for Argentina in local currency referred to in this section both for 2018 as well as 2019, are expressed in currency of September 2019.

Sales Volume for the quarter decreased by 11.8%, reaching 40.4 million unit cases, explained by a volume reduction in all categories, because of the economic crisis which the country has been facing.  Transactions reached 192.7 million, which represents a 7.7% decrease. Our soft drinks market share reached 63.1 points, an increase of 30 basis points regarding the same period of the previous year.

Net Sales reached CLP 79,790 million, increasing 15.1%. In local currency they decreased by 7.2%, which was mainly explained by the already mentioned volume decrease, which was partially offset by the implementation of price increases.

Cost of Sales increased 18.8%. In local currency they decreased by 2.2%, which is mainly explained by the drop in volumes sold and by lower labor costs. This was partly offset by the effect of the devaluation of the Argentine peso on our dollarized costs, and by an increase in concentrate costs given the price increases we have performed.

Distribution Costs and Administrative Expenses increased 17.7% in the reporting currency. In local currency, they decreased by 7.5%, which is mainly explained by the effect of lower volumes on distribution expenses and lower labor expenses and services provided by third parties that grew below local inflation.

The foregoing effects led to an Operating Income of CLP 4,096 million, a 23.2% decrease. Operating Margin was 5.1%. In local currency Operating Income decreased by 38.6%.

Adjusted EBITDA reached CLP 9,671 million, a 0.3% decrease. Adjusted EBITDA Margin was 12.1%, a contraction of 188 basis points. On the other hand, in local currency Adjusted EBITDA decreased by 19.1%.

BRAZIL: 3rd Quarter 2019 vs. 3rd Quarter 2018

The average quarterly exchange rate was 3.97 BRL/USD, which is compared with an average quarterly exchange rate of 3.96 BRL/USD in the same quarter of the previous year. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 177.9 CLP/BRL, which is compared with 167.5 CLP/BRL in the same quarter of the previous year. Thereby generating a positive impact on the consolidation of figures.

Sales Volume for the quarter reached 61.6 million unit cases, increasing by 10.1%, explained by the volume increase in the soft drinks, water and beer categories, which was partially offset by a decrease in the category for juices. Transactions reached 323.9 million, representing an 11.1% increase. Our soft drinks market share in our Brazilian franchises reached 61.8 points, without variation regarding the same period of the previous year.

Net Sales reached CLP 148,866 million, an increase of 32.8%, explained by an increase in average prices, the already mentioned volume increase, and the positive effect on translation of figures. Net Sales in local currency increased by 25.2%, which was mainly explained by the increase in average prices, increased sales volume, and the increase in the beer mix, which has a higher price than the average price.

Cost of sales increased 43.0%, while in local currency it increased 34.7%, which is mainly explained by (i) higher volume sold, (ii) the shift in the mix towards products having a higher unit cos, such as beer, and (iii) higher concentrate cost given the decrease of the Manaus IPI (lower tax credit) and the price increases we have performed.

Distribution Costs and Administrative Expenses increased 17.9% in the reporting currency. In local currency, they increased by 11.0%, which is mainly explained by (i) greater advertising expenses, (ii) greater distribution freight costs, and (iii) greater labor costs.

The foregoing effects led to an Operating Income of CLP 13,967 million, a 14.7% increase. Operating Margin was 9.4%. In local currency, Operating Income increased by 8.1%.

Adjusted EBITDA amounted to CLP 21,624 million, a 15.8% increase regarding the previous year. Adjusted EBITDA Margin was 14.5%, a contraction of 214 basis points. In local currency, Adjusted EBITDA increased by 9.1%.

CHILE: 3rd Quarter 2019 vs. 3rd Quarter 2018

The average quarterly exchange rate was 707 CLP/USD, which compares to an average quarterly exchange rate of 663 CLP/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

Sales Volume during the quarter reached 55.8 million unit cases, representing a 7.8% increase, explained by a volume increase in all categories, which was explained by the implementation of a new price architecture focused on the traditional channel (mom & pops) and more favorable weather conditions. Transactions reached 313.3 million, representing a 6.6% increase. On the other hand, when compared to the same quarter of the previous year, soft drinks market share expanded by 20 basis points reaching 66.5 points

Net Sales reached CLP 141,525 million, an 8.4% growth, mainly explained by the already mentioned volume increase.

Cost of Sales increased by 6.8%, mainly explained by (i) higher volume sold, (ii) the shift in the mix towards sugar free and products with low sugar contents, which have a greater concentrate cost, and (iii) the negative effect of the depreciation of the Chilean peso over our dollarized costs. This was partially offset by the lower cost of sugar.

Distribution Costs and Administrative Expenses increased by 10.9%, which is mainly explained by (i) greater labor expenses, (ii) higher distribution expenses, and (iii) greater advertising expenses.

The aforementioned effects led to an Operating Income of CLP 15,314 million, 11.2% higher when compared to the previous year. Operating Margin was 10.8%.

Adjusted EBITDA reached CLP 27,123 million, an 11.5% increase. Adjusted EBITDA Margin was 19.2%, an expansion of 54 basis points.

PARAGUAY: 3rd Quarter 2019 vs. 3rd Quarter 2018

The average quarterly exchange rate was 6,179 PYG/USD compared to an average quarterly exchange rate of 5,786 PYG/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.11 CLP/PGY for the translation to Chilean pesos, very similar to the exchange rate of the same quarter of the previous year.

Sales Volume during the quarter reached 15.5 million unit cases, an increase of 4.4%, explained by increased volumes in all categories. Transactions reached 95.3 million, which represents a 5.3% increase. Our soft drinks market share reached 74.9 points during the quarter; 280 basis points higher regarding the previous year.

Net Sales reached CLP 36,890 million, reflecting a 9.9% increase. Net Sales in local currency increased 10.1%, which was mainly explained by the increase in average prices and the increase in sales volume.

Cost of Sales in the reporting currency increased by 4.1%. In local currency it increased by 4.3%, which is mainly explained by higher volume sold and the devaluation of local currencies on our dollarized costs. This was partially offset by a reduction in sugar and fructose prices.

Distribution Costs and Administrative Expenses increased by 10.5%, and in local currency they increased by 9.4%. This is mainly explained by (i) greater advertising expenses, (ii) greater labor expenses, and (iii) higher freight expenses due to greater volume sold.

The foregoing effects led to an Operating Income of CLP 6,776 million, higher by 33.0% when compared to the previous year. Operating Margin reached 18.4%. In local currency Operating Income increased by 35.8%.

Adjusted EBITDA reached CLP 9,307 million, a 21.6% increase and Adjusted EBITDA Margin was 25.2%, an expansion of 243 basis points. In local currency Adjusted EBITDA increased by 23.4%.

ACCUMMULATED RESULTS: as of the 3rd quarter 2019 vs. accumulated results as of the 3rd quarter 2018

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2018 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. In addition, according to IAS 29, for the Argentine case, the translation of figures from the local currency to the reporting currency was carried out using closing exchange rates for the translation to Chilean pesos of 12.6 CLP/ARS, which is compared to 16.0 CLP/ARS for the same period of the previous year, thus generating a negative impact on the consolidation of figures. Argentina’s figures in local currency referred to in this section, for both 2018 and 2019, are all expressed in September 2019 currency. The following table shows the exchange rates used:

	Local currency /USD (Average Exchange rate)		CLP/local currency (Average Exchange rate*)
Exchange rates used	9M18	9M19	9M18	9M19
Argentina	25.1	44.5	16.0	12.6
Brazil	3.60	3.89	174.6	176.4
Chile	629	686	N.A.	N.A.
Paraguay	5,663	6,172	0.11	0.11

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Results

Consolidated Sales Volume reached 531.6 million unit cases, representing a 1.0% decrease with respect to the same period of 2018, mainly explained by the volume decrease in the Argentine franchise, partly offset by volume increases in Brazil and Chile. On the other hand, transactions reached 2,830.7 million, representing a 0.6% increase. Consolidated Net Sales reached CLP 1,225,292 million, an increase of 9.5%.

Consolidated Cost of Sales increased by 11.7%, which is mainly explained by (i) the effect of the devaluation of the Argentine Peso, Paraguayan Guarani and Chilean Peso on our dollarized costs, (ii) a greater cost of concentrate in Brazil and Chile, and (iii) a shift in the mix towards products carrying a higher unit cost in Brazil and Chile. The foregoing was partially offset by (i) the lower cost of sugar in Argentina, Chile and Paraguay, and (ii) lower Sales Volume in Argentina.

Consolidated Distribution Costs and Administrative Expenses increased by 7.9%, which is mainly explained by (i) greater freight costs in Brazil, Chile and Paraguay, (ii) greater labor costs in Brazil, Chile and Paraguay, and (iii) lower advertising expenses in Brazil and Paraguay. This was partially offset by (i) the effect of lower volumes on distribution expenses in Argentina, (ii) lower labor expenses and services provided by third parties, which grew below local inflation in Argentina, and (iii) lower depreciation expenses in Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of CLP 141,502 million, an increase of 3.3%. Operating Margin was 11.5%.

Consolidated Adjusted EBITDA reached CLP 221,639 million, an increase of 6.8%. Adjusted EBITDA Margin was 18.1%, a contraction of 45 basis points.

Net Income attributable to the owners of the controller was CLP 83,336 million, a 59.4% growth and net margin reached 6.8%.

Argentina:

Sales Volume decreased by 14.2% reaching 126.9 million unit cases. On the other hand, transactions reached 601.3 million, which represents an 11.0% decrease. Net Sales reached CLP 251,532 million, a 9.7% increase while in local currency, Net Sales decreased by 11.7%, which was mainly explained by the already mentioned decrease in sales volume.

Cost of Sales increased 12.0%. In local currency it decreased by 7.6%, which is mainly explained by (i) lower sales volume, (ii) lower sugar costs, and (iii) lower labor costs. This was partly offset by the effect of the devaluation of the Argentine peso over our dollarized costs, and by greater PET resin costs.

Distribution Costs and Administrative Expenses increased by 10.8% in the reporting currency. In local currency they decreased by 13.6% which is mainly explained by (i) the effect of lower volumes over distribution expenses, (ii) lower labor expenses and services provided by third parties, which grew below local inflation, and (iii) lower advertising expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 20,110 million, a 7.5% decrease. Operating Margin was 8.0%. In local currency Operating Income decreased by 26.0%.

Adjusted EBITDA reached CLP 36,336 million, a 6.4% increase. Adjusted EBITDA Margin was 14.4%, a contraction of 45 basis points. On the other hand, Adjusted EBITDA Margin in local currency decreased by 13.9%.

Brazil

Sales Volume grew by 5.1%, reaching 185.9 million unit cases. The volume growth is explained by the volume growth in the soft drinks, water and beer categories and partially offset by the volume decrease in the juice category. On the other hand, transactions reached 987.1 million, which represents an 8.1% increase. Net Sales reached CLP 435,565 million, a 14.6% increase, explained by the increase in average prices and greater sales volume. In local currency, Net Sales increased by 14.2% regarding the same period of the previous year, mainly explained by an increase in average prices and greater sales volume.

Cost of Sales increased by 18.8%,while in local currency it increased by 18.3%, which is mainly explained by (i) greater concentrate costs due to the decrease of Manaus IPI (lower tax credit) and the price increases we have performed, (ii) greater volume sold, and (iii) the shift in the mix towards products carrying a greater unit price, such as beer.

Distribution Costs and Administrative Expenses increased by 7.3% in the reporting currency, and in local currency they increased by 6.4%. This is mainly explained by (i) greater distribution freight expenses, (ii) greater advertising expenses, and (iii) greater labor expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 56,044 million, a 10.0% increase. Operating Margin was 12.9%. In local currency, Operating Income increased by 10.7%.

Adjusted EBITDA reached CLP 78,009 million, a 10.5% increase regarding the previous year. Adjusted EBITDA Margin was 17.9%, a contraction of 66 basis points. In local currency Adjusted EBITDA increased by 10.8%.

Chile

Sales Volume reached 170.4 million unit cases, representing a 4.3% increase, explained by the growth of all categories. On the other hand, transactions reached 949.9 million, representing a 2.0% increase. Net Sales reached CLP 431,158 million, a 6.6% growth, explained by greater sales volume and the increase in average prices.

Cost of Sales increased by 7.8%, which is mainly explained by (i) greater volume sold, (ii) the shift in the mix towards sugar free products and with low sugar contents, which have a higher concentrate cost, (iii) the shift in the mix towards products that carry a higher unit cost, and (iv) a greater cost of PET resin. This was partially offset by a lower cost of sugar.

Distribution Costs and Administrative Expenses increased by 6.8% which is mainly explained by greater labor expenses and greater distribution expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 47,596 million, 0.1% higher when compared to the previous year. Operating Margin was 11.0%.

Adjusted EBITDA reached CLP 82,416 million, increasing by 4.6%. Adjusted EBITDA Margin was 19.1%, a contraction of 36 basis points.

Paraguay

Sales Volume reached 48.3 million unit cases, representing a decrease of 0.9%, explained by the volume decrease of the soft drinks and juice categories, which was partially offset by increased volume in the water category. On the other hand, transactions reached 292.4 million, which represents a 0.8% decrease. Net Sales reached CLP 108,786 million, an increase of 2.4%. In local currency Net Sales increased by 2.1%, which is explained by price increases performed during the period, partially offset by the already mentioned decrease in Sales Volume.

Cost of Sales increased by 0.8% and in local currency it increased by 0.5%. This is mainly explained by the negative impact of the devaluation of local currency on our dollarized costs and higher labor costs. This was partially offset by the reduction in sugar and fructose prices.

Distribution Costs and Administrative Expenses increased by 5.4% in the reporting currency. In local currency they increased by 5.1%, which is mainly explained by (i) greater advertising expenses, (ii) greater labor expenses, and (iii) higher freight expenses. This was partially offset by lower depreciation charges.

The foregoing effects led to an Operating Income of CLP 21,277 million, 4.0% higher when compared to the previous year. Operating Margin was 19.6%. In local currency Operating Income increased by 3.4%.

Adjusted EBITDA reached CLP 28,404 million, 2.5% higher when compared to the previous year and Adjusted EBITDA Margin was 26.1%, an expansion of 3 basis points. In local currency Adjusted EBITDA increased by 2.0%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an expense of CLP 9,706 million, pretty much in line with the CLP 9,903 million expense for the same quarter of the previous year.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 70 million profit to a CLP 452 million profit, which is explained by greater earnings in Brazilian subsidiaries.

Other Income and Expenses account recorded a CLP 2,739 million loss, compared with a CLP 3,616 million loss regarding the same quarter of the previous year, which variation is mainly explained because during 3Q18 the UF restatement of Cross Currency Swaps from U.S. Dollars to UF was recorded under that account, and this year we no longer have those Cross Currency Swaps.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 2,146 million loss to a CLP 43 million loss. This lower loss is mainly explained by the exchange rate differences account, since devaluation of local currencies in this period were lower than that of the same period of the previous year.

Income Tax went from -CLP 8,729 million to -CLP 1,462 million, which variation is mainly explained by the devaluation of the Chilean Peso regarding the U.S. dollar, since the Company has net liabilities in U.S. Dollars which generates a tax loss.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2018	09.30.2019	Variation
	CLP million	CLP million	CLP million
Assets
Current assets	481,585	426,000	-55,586
Non-current assets	1,732,919	1,718,873	-14,046
Total Assets	2,214,505	2,144,873	-69,632

	12.31.2018	09.30.2019	Variation
	CLP million	CLP million	CLP million
Liabilities
Current liabilities	419,862	335,415	-84,447
Non-current liabilities	930,928	945,875	14,947
Total Liabilities	1,350,790	1,281,290	-69,499

	12.31.2018	09.30.2019	Variation
	CLP million	CLP million	CLP million
Equity
Non-controlling interests	19,902	19,710	-191
Equity attributable to the owners of the controller	843,813	843,873	60
Total Equity	863,715	863,583	-132

At the closing of September, regarding the closing of 2018, the Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean peso, by 45.7%, 2.5% and 2.1%, respectively. This generated a decrease in assets, liabilities and equity accounts, due to the effect of translation of figures.

Assets

Total assets decreased by CLP 69,632 million, 3.1% compared to December 2018.

Current assets decreased by CLP 55,586 million, 11.5% compared to December 2018, which is mainly explained by a decrease in Trade Accounts and Other Accounts Receivable, current (-CLP 46,032 million) mainly due to seasonal factors, since we are comparing against December 2018, the month with the highest sales in the year, and thus, with high accounts receivable compared to an average month. In addition to a decrease in Cash and Cash Equivalents (-CLP 31,872 million). The mentioned decreases are partially offset by an increase in Other Non-Financial Assets, current (CLP 11,489 million), due to a reclassification to this account of anticipated supplier payments of Trade Accounts and Other Accounts Receivable, Current. In addition, it is offset by the increase of Current Tax Assets (CLP 11,189 million) due to a reclassification and higher anticipated income tax payments in Brazil.

On the other hand, non-current assets decreased by CLP 14,046 million, 0.8% compared to December 2018, which is explained by decreased assets in Property, Plant and Equipment (-CLP 19,993 million), by the effect of translation of figures (-CLP 59,100 million) and depreciation (-CLP 78,770 million), partially offset by investments (CLP 59,440 million), mainly investment in packaging and cases, market assets (coolers) and other production investments, and by the effects of adopting IAS 16 beginning January 1, 2019 over this account, which has implied recognizing right-of-use in the amount of CLP 20,120 million.

Liabilities and Equity

In total, liabilities decreased by CLP 69,499 million, 5.1% compared to December 2018.

Current liabilities decreased by CLP 84,447 million, 20.1% regarding December 2018, which is mainly explained by the decrease in Trade Accounts and Other Accounts Payable, current (-CLP 64,915 million), due to seasonal factors, considering that December is the month with highest sales in the year, and thus, with high accounts payable to suppliers. In addition to the decrease of Other Current Financial Liabilities (-CLP 12,456 million).

On the other hand, non-current liabilities increased by CLP 14,947 million, 1.6% compared to December 2018, mainly due to the increase of Non-Current Other Financial Liabilities (CLP 18,545 million), due to increased liabilities from the recognition of right-of-use in the adoption of IAS 16 (CLP 8,941 million) and the restatement of the debt in UF (CLP 8,060 million).

As for equity, it decreased by CLP 132 million, practically without variation compared to December 2018, mainly explained by the decrease of Other Reserves (-CLP 55,922 million), mainly because of the effect of translation of figures from foreign subsidiaries on consolidation, given the exchange rate variations. The decrease of Other Reserves was offset by Retained Earnings (CLP 55,982 million) resulting from earnings obtained during the period (CLP 83,336 million), from the increase in equity balances in Argentina, pursuant to IAS 29 (CLP 36,752 million) and the decrease in dividend payments (-CLP 64,106 million).

FINANCIAL ASSETS AND LIABILITIES

Total financial assets amounted to USD 294 million. Excluding the market valuation effect of Cross Currency Swaps ("CCS"), financial assets amounted to USD 145 million, which are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currency, without considering derivatives, financial assets are 45.7% denominated in Chilean pesos, 34.4% in Brazilian real, 6.5% in U.S. dollars, 12.8% in Paraguayan guarani and 0.6% in Argentine pesos

Financial debt level reached USD 1,069 million, of which USD 364 million correspond to a bond in the international market, USD 632 million to bonds in the local Chilean market, and USD 73 million to bank debt. Financial debt, including the CCS effect, is denominated 59.4% in UF, 37.1% in Brazilian real, 2.6% in Chilean pesos, 0.6% in U.S. dollars, 0.1% in Argentine pesos and 0.1% in Paraguayan guarani.

The Company's Net Debt, including the aforementioned CCS effect, reached USD 776 million.

CASH FLOW

	09.30.2018	09.30.2019	Variation
	CLP million	CLP million	CLP million	%
Cash Flow
Operating	107,181	138,621	31,440	29.3%
Investment	-74,151	-80,026	-5,875	7.9%
Financing	-87,668	-90,463	-2,795	3.2%
Net Cash Flow for the period	-54,638	-31,868	22,770	-41.7%

During the present period, the Company generated a negative cash flow of CLP 31,868 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 138,621 million, higher than the CLP 107,181 million recorded in the same period of 2018, which is mainly due to higher collections from clients partially offset by higher payments to suppliers and taxes.

Investment activities generated a negative cash flow of CLP 80,026 million, with a negative variation of CLP 5,875 million compared to the previous year, which is mainly explained by lower financial investment redemptions exceeding 90 days.

Financing activities generated a negative cash flow of CLP 90,463 million, increasing CLP 2,795 million regarding the previous period, which is mainly explained by higher loan payments.

MAIN INDICATORS

INDICATOR	Definition	Unit	Sep 19	Dec 18	Sep 18	Sep 19 vs Dec 18	Sep 19 vs Sep 18
LIQUIDITY
Current Liquidity	Current Asset	Times	1.3	1.1	1.2	10.7%	2.5%
	Current Liability
Acid Ratio	Current Asset - Inventory	Times	0.8	0.8	0.8	4.2%	6.3%
	Current Liability
ACTIVITY
Investments		CLP million	79,560	128,908	71,858	-38.3%	10.7%

Inventory Turnover	Cost of Sales	Times	4.8	6.8	4.8	-29.2%	0.3%
	Average Inventory
INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.5	1.6	1.5	-5.1%	-3.2%
	Minority Interest + Equity
Financial Expenses Coverage	EBIT*	Times	4.3	4.0	4.7	8.5%	-7.5%
	Fin. Expenses – Fin. Income
Net Debt/Adjusted EBITDA	Net Debt	Times	1.6	1.7	1.8	-1.2%	-7.8%
	Adjusted EBITDA*
PROFITABILITY
On Equity	Net Income for the fiscal year*	%	15.1%	11.8%	12.4%	3.3 pp	2.7	pp
	Average Equity
On Total Assets	Net Income for the Fiscal year*	%	5.9%	4.5%	4.7%	1.4 pp	1.2	pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months.

Liquidity

Current Liquidity recorded a positive variation of 10.7% regarding December 2018, explained by the 20.1% decrease in current liabilities, which is mainly explained by the decrease in Trade Accounts and Other Accounts Payable, current, due to seasonal factors, considering that December is the month with highest sales of the year, and thus, a month with high accounts payable to suppliers. The previous was partially offset by the 11.5% decrease in current assets.

Acid Ratio recorded a 4.2% increase regarding December 2018, due to the above-mentioned reasons in addition to inventories practically not recording variation during the period (decreased 0.1%). Thereby, current assets excluding inventories recorded a 16.8% decrease when compared to 2018, a lower decrease than that of current liabilities.

Activity

At the closing of September 2019, investments reached CLP 79,560 million, representing a 10.7% increase compared to the same period of 2018. Of the total of 2019, CLP 20,120 million correspond to the effects of adopting IAS 16, since the standard implied the recognition of right-of-use for that amount. Excluding the effects of IAS 16, investments decreased by 17.3%, which is mainly explained by lower investments in the Duque de Caxias plant.

Inventory Turnover reached 4.8x, recording a 0.3% increase versus the same period of 2018, because cost of sales recorded a higher increase (11.7%) than that of average inventory (11.3%).

Indebtedness

Indebtedness ratio reached 1.5x as of the closing of September 2019, representing a 5.1% decrease regarding the closing of December 2018. This is due to the 5.1% decrease in total liabilities compared to December 2018 that, as previously mentioned, is mainly explained by lower Trade Accounts and Other Accounts Payable, current, due to seasonal factors.

The Financial Expenses Coverage indicator records an 8.5% increase when compared to December 2018, mainly due to higher EBIT (6.9%).

Net Debt/Adjusted EBITDA was 1.6x, which represents a 1.2% decrease versus December 2018. The foregoing is mainly due to the 4.4% increase of Adjusted EBITDA which is partially offset by the 3.2% increase in Net Debt compared to December 2018, mainly explained by the decrease in Cash and Cash Equivalents.

Profitability

Profitability on Equity reached 15.1% increasing by 3.3 percentage points regarding December 2018. This result is because Net Income for the period was higher than Average Equity, recording variations of 32.1% and 3.2%, respectively. On the other hand, Profitability on Total Assets was 5.9%, 1.4 percentage points higher than the indicator measured in December 2018, mainly explained by the increase in Net Earnings for the Fiscal Year.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging a portion of the dollars it uses to buy raw materials in the futures market.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

The possible termination of the Heineken product distribution agreement in Brazil

In July 2017 Heineken Brazil notified the termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers in our franchise territories in Brazil. Rio de Janeiro Refrescos Ltda. understands that the expiration of this agreement is scheduled for the year 2022, which is why we submitted this dispute to an arbitration process.

While we continue to commercialize the aforementioned products, and Heineken Brazil is still required to distribute its products through The Coca-Cola System during the course of the arbitral procedure indicated above, the final result is subject to uncertainty, and it is not possible for us to predict its final resolution. An unfavorable outcome of this arbitration process could result in the termination of the agreement according to which Rio de Janeiro Refrescos Ltda. commercializes and distributes Heineken brand beers, which could produce a significant adverse effect on our business in Brazil.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and adjusted EBITDA comes from countries that use other currencies. If the currencies of these countries depreciate against the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Coca-Cola Andina is ratified in the Sustainability Indices of the Santiago Stock Exchange and the Latin American Integrated Market

For the fourth consecutive year we are part of Chile’s Dow Jones Sustainability Index (or "DJSI"). In addition, and for the third consecutive year, we were also listed in the Latin American Integrated Market Sustainability Index - DJSI Mila.

Best Place to Innovate: for the second consecutive year Coca-Cola Andina is recognized among the 20 most innovative companies in Chile

On October 3, the awards ceremony took place for the sixth edition of Best Place to Innovate, a joint initiative between the UAI’s Center for Innovation, Entrepreneurship and Technology (CIET), the UAI’s Business School and Best Place to Innovate, which recognizes 20 of the country's most innovative companies, which included Coca-Cola Andina. Sectors evaluated include mining, agriculture, energy, pharmaceutical laboratories, telecommunications, financial services, retail, automotive, food and beverage, personal and household hygiene products, mass consumption of durable goods, health services and media. All these industries were measured in their ability to innovate and act towards achieving their business goals, transforming innovation into a practice that is part of their DNA.

Distribution of Pisco in Chile

On October 4, we started the distribution of Cooperativa Capel products in our franchise territories in Chile. This agreement optimizes and makes the use of the Company's extensive logistics and distribution network throughout the franchise territory in Chile more profitable.

Interim Dividend 211

Interim Dividend 211 was paid on October 24, 2019: CLP 21.5 for each Series A share; and, CLP 23.65 for each Series B share. The closing of the Shareholders' Register for the payment of this dividend was on October 18, 2019.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.6 million people, delivering 750.6 million unit cases or 4,262 million liters of soft drinks, juices, and bottled water during 2018. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	July-September 2019					July-September 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	55.8	61.6	40.4	15.5	173.3	51.7	56.0	45.8	14.9	168.3	2.9%
Transactions (Million)	313.3	323.9	192.7	95.3	925.3	293.9	291.5	208.7	90.6	884.6	4.6%

Net sales	141,525	148,866	79,790	36,890	406,393	130,557	112,059	69,304	33,561	345,082	17.8%
Cost of sales	(85,545)	(97,806)	(43,768)	(21,824)	(248,265)	(80,101)	(68,416)	(36,835)	(20,964)	(205,917)	20.6%
Gross profit	55,980	51,059	36,022	15,067	158,128	50,456	43,643	32,469	12,597	139,165	13.6%
Gross margin	39.6%	34.3%	45.1%	40.8%	38.9%	38.6%	38.9%	46.9%	37.5%	40.3%
Distribution and administrative expenses	(40,666)	(37,093)	(31,926)	(8,290)	(117,974)	(36,683)	(31,462)	(27,133)	(7,501)	(102,778)	14.8%

Corporate expenses (2)					(1,241)					(1,409)	-11.9%
Operating income (3)	15,314	13,967	4,096	6,776	38,912	13,773	12,182	5,336	5,096	34,977	11.3%
Operating margin	10.8%	9.4%	5.1%	18.4%	9.6%	10.5%	10.9%	7.7%	15.2%	10.1%
Adjusted EBITDA (4)	27,123	21,624	9,671	9,307	66,483	24,318	18,674	9,701	7,651	58,935	12.8%
Adjusted EBITDA margin	19.2%	14.5%	12.1%	25.2%	16.4%	18.6%	16.7%	14.0%	22.8%	17.1%

Financial (expenses) income (net)					(9,706)					(9,903)	-2.0%
Share of (loss) profit of investments accounted for using the equity method					452					70	544.2%
Other income (expenses) (5)					(2,739)					(3,616)	-24.3%
Results by readjustement unit and exchange rate difference					(43)					(2,146)	-98.0%

Net income before income taxes					26,876					19,382	38.7%

Income tax expense					(1,462)					(8,729)	-83.3%

Net income					25,414					10,653	138.6%

Net income attributable to non-controlling interests					(94)					153	-161.6%
Net income attributable to equity holders of the parent					25,320					10,805	134.3%
Net margin					6.2%					3.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					26.7					11.4
EARNINGS PER ADS					160.5					68.5	134.3%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

Exch. Rate :	706.85	Exch. Rate :	663.22

	July-September 2019					July-September 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	55.8	61.6	40.4	15.5	173.3	51.7	56.0	45.8	14.9	168.3	2.9%
Transactions (Million)	313.3	323.9	192.7	95.3	925.3	293.9	291.5	208.7	90.6	884.6	4.6%

Net sales	200.2	210.6	109.6	52.2	571.7	196.9	169.0	104.9	50.6	520.8	9.8%
Cost of sales	(121.0)	(138.4)	(60.1)	(30.9)	(349.4)	(120.8)	(103.2)	(55.8)	(31.6)	(310.7)	12.5%
Gross profit	79.2	72.2	49.5	21.3	222.2	76.1	65.8	49.2	19.0	210.0	5.8%
Gross margin	39.6%	34.3%	45.1%	40.8%	38.9%	38.6%	38.9%	46.9%	37.5%	40.3%
Distribution and administrative expenses	(57.5)	(52.5)	(43.8)	(11.7)	(165.6)	(55.3)	(47.4)	(41.1)	(11.3)	(155.1)	6.7%

Corporate expenses (2)					(1.8)					(2.1)	-17.7%
Operating income (3)	21.7	19.8	5.6	9.6	54.9	20.8	18.4	8.1	7.7	52.8	4.0%
Operating margin	10.8%	9.4%	5.1%	18.4%	9.6%	10.5%	10.9%	7.7%	15.2%	10.1%
Adjusted EBITDA (4)	38.4	30.6	13.3	13.2	93.7	36.7	28.2	14.7	11.5	88.9	5.3%
Adjusted EBITDA margin	19.2%	14.5%	12.1%	25.2%	16.4%	18.6%	16.7%	14.0%	22.8%	17.1%

Financial (expenses) income (net)					(13.7)					(14.9)	-8.0%
Share of (loss) profit of investments accounted for using the equity method					0.8					0.1	679.6%
Other income (expenses) (5)					(3.8)					(5.5)	-29.8%
Results by readjustement unit and exchange rate difference					(0.2)					(3.2)	-94.4%

Net income before income taxes					38.0					29.2	29.8%

Income tax expense					(2.0)					(13.2)	-84.7%

Net income					36.0					16.1	123.5%

Net income attributable to non-controlling interests					(0.1)					0.2	-157.8%
Net income attributable to equity holders of the parent					35.8					16.3	119.5%
Net margin					6.3%					3.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.04					0.02
EARNINGS PER ADS					0.23					0.10	119.5%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-September 2019					January-September 2018
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	170.4	185.9	126.9	48.3	531.6	163.5	176.9	147.9	48.8	537.0	-1.0%
Transactions (Million)	949.9	987.1	601.3	292.4	2,830.7	931.0	913.2	675.6	294.7	2,814.5	0.6%

Net sales	431,158	435,565	251,532	108,786	1,225,292	404,497	380,017	229,272	106,246	1,118,864	9.5%
Cost of sales	(260,664)	(274,040)	(136,928)	(63,581)	(733,464)	(241,838)	(230,740)	(122,238)	(63,087)	(656,735)	11.7%
Gross profit	170,494	161,525	114,604	45,205	491,828	162,659	149,277	107,034	43,158	462,128	6.4%
Gross margin	39.5%	37.1%	45.6%	41.6%	40.1%	40.2%	39.3%	46.7%	40.6%	41.3%
Distribution and administrative expenses	(122,898)	(105,480)	(94,494)	(23,928)	(346,800)	(115,096)	(98,318)	(85,284)	(22,703)	(321,401)	7.9%

Corporate expenses (2)					(3,526)					(3,792)	-7.0%
Operating income (3)	47,596	56,044	20,110	21,277	141,502	47,563	50,959	21,750	20,455	136,935	3.3%
Operating margin	11.0%	12.9%	8.0%	19.6%	11.5%	11.8%	13.4%	9.5%	19.3%	12.2%
Adjusted EBITDA (4)	82,416	78,009	36,336	28,404	221,639	78,788	70,580	34,154	27,711	207,441	6.8%
Adjusted EBITDA margin	19.1%	17.9%	14.4%	26.1%	18.1%	19.5%	18.6%	14.9%	26.1%	18.5%

Financial (expenses) income (net)					(29,167)					(29,933)	-2.6%
Share of (loss) profit of investments accounted for using the equity method					460					854	-46.1%
Other income (expenses) (5)					(4,169)					(13,353)	-68.8%
Results by readjustement unit and exchange rate difference					(5,535)					(6,182)	-10.5%

Net income before income taxes					103,092					88,321	16.7%

Income tax expense					(19,298)					(35,760)	-46.0%

Net income					83,793					52,561	59.4%

Net income attributable to non-controlling interests					(458)					(280)	63.2%
Net income attributable to equity holders of the parent					83,336					52,282	59.4%
Net margin					6.8%					4.7%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					88.0					55.2
EARNINGS PER ADS					528.2					331.4	59.4%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

Exch. Rate :	685.85	Exch. Rate :	628.89

	January-September 2019					January-September 2018
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	170.4	185.9	126.9	48.3	531.6	163.5	176.9	147.9	48.8	537.0	-1.0%
Transactions (Million)	949.9	987.1	601.3	292.4	2,830.7	931.0	913.2	675.6	294.7	2,814.5	0.6%

Net sales	628.6	635.1	345.4	158.6	1,765.3	643.2	604.3	347.2	168.9	1,761.7	0.2%
Cost of sales	(380.1)	(399.6)	(188.0)	(92.7)	(1,058.0)	(384.5)	(366.9)	(185.1)	(100.3)	(1,035.0)	2.2%
Gross profit	248.6	235.5	157.4	65.9	707.4	258.6	237.4	162.1	68.6	726.7	-2.7%
Gross margin	39.5%	37.1%	45.6%	41.6%	40.1%	40.2%	39.3%	46.7%	40.6%	41.3%
Distribution and administrative expenses	(179.2)	(153.8)	(129.8)	(34.9)	(497.6)	(183.0)	(156.3)	(129.1)	(36.1)	(504.6)	-1.4%

Corporate expenses (2)					(5.1)					(6.0)	-14.7%
Operating income (3)	69.4	81.7	27.6	31.0	204.6	75.6	81.0	32.9	32.5	216.1	-5.3%
Operating margin	11.0%	12.9%	8.0%	19.6%	11.6%	11.8%	13.4%	9.5%	19.3%	12.3%
Adjusted EBITDA (4)	120.2	113.7	49.9	41.4	320.1	125.3	112.2	51.7	44.1	327.3	-2.2%
Adjusted EBITDA margin	19.1%	17.9%	14.4%	26.1%	18.1%	19.5%	18.6%	14.9%	26.1%	18.6%

Financial (expenses) income (net)					(42.6)					(47.6)	-10.5%
Share of (loss) profit of investments accounted for using the equity method					2.1					1.4	55.4%
Other income (expenses) (5)					(5.8)					(21.2)	-72.7%
Results by readjustement unit and exchange rate difference					(8.3)					(9.8)	-15.5%

Net income before income taxes					150.1					138.8	8.1%

Income tax expense					(27.9)					(56.9)	-51.0%

Net income					122.2					81.9	49.1%

Net income attributable to non-controlling interests					(0.7)					(0.4)	49.6%
Net income attributable to equity holders of the parent					121.5					81.5	49.1%
Net margin					6.9%					4.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.13					0.09
EARNINGS PER ADS					0.77					0.52	49.1%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2019.

(In local nominal currency of each period, except Argentina (3))

	July-September 2019				July-September 2018
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	55.8	61.6	40.4	15.5	51.7	56.0	45.8	14.9
Transactions (Million)	313.3	323.9	192.7	95.3	293.9	291.5	208.7	90.6

Net sales	141,525	836.8	6,310.1	322,389	130,557	668.4	6,796.4	292,767
Cost of sales	(85,545)	(549.9)	(3,461.4)	(190,728)	(80,101)	(408.1)	(3,539.9)	(182,906)
Gross profit	55,980	286.9	2,848.7	131,661	50,456	260.3	3,256.5	109,861
Gross margin	39.6%	34.3%	45.1%	40.8%	38.6%	38.9%	47.9%	37.5%
Distribution and administrative expenses	(40,666)	(208.3)	(2,524.8)	(72,472)	(36,683)	(187.6)	(2,729.1)	(66,271)

Operating income (1)	15,314	78.7	323.9	59,189	13,773	72.7	527.4	43,590
Operating margin	10.8%	9.4%	5.1%	18.4%	10.5%	10.9%	7.8%	14.9%
Adjusted EBITDA (2)	27,123	121.7	764.8	81,307	24,318	111.5	945.9	65,879
Adjusted EBITDA margin	19.2%	14.5%	12.1%	25.2%	18.6%	16.7%	13.9%	22.5%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean

Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean

Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2019 figures are also presented in accordance to IAS 29, in September 2019 currency. 2018 figures are also presented in accordance to IAS 29, in September 2019 currency.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2019.

(In local nominal currency of each period, except Argentina (3))

	January-September 2019				January-September 2018
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	170.4	185.9	126.9	48.3	163.5	176.9	147.9	48.8
Transactions (Million)	949.9	987.1	601.3	292.4	931.0	913.2	675.6	294.7

Net sales	431,158	2,467.3	19,892.2	979,073	404,497	2,160.8	22,517.6	959,287
Cost of sales	(260,664)	(1,552.1)	(10,828.9)	(572,072)	(241,838)	(1,312.4)	(11,719.0)	(569,103)
Gross profit	170,494	915.2	9,063.4	407,000	162,659	848.4	10,798.6	390,183
Gross margin	39.5%	37.1%	45.6%	41.6%	40.2%	39.3%	48.0%	40.6%
Distribution and administrative expenses	(122,898)	(597.2)	(7,473.0)	(215,242)	(115,096)	(561.2)	(8,649.2)	(204,818)

Operating income (1)	47,596	318.0	1,590.4	191,758	47,563	287.2	2,149.5	185,366
Operating margin	11.0%	12.9%	8.0%	19.6%	11.8%	13.3%	9.5%	19.3%
Adjusted EBITDA (2)	82,416	442.5	2,873.6	255,853	78,788	399.5	3,338.7	250,714
Adjusted EBITDA margin	19.1%	17.9%	14.4%	26.1%	19.5%	18.5%	14.8%	26.1%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean

Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean

Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2019 figures are also presented in accordance to IAS 29, in September 2019 currency. 2018 figures are also presented in accordance to IAS 29, in September 2019 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	09-30-2019	12-31-2018	09-30-2018	12-31-2018	09-30-2018

Cash + Time deposits + market. Securit.	106,977	138,222	77,759	-22.6%	37.6%
Account receivables (net)	136,663	183,563	143,214	-25.5%	-4.6%
Inventories	151,202	151,320	140,374	-0.1%	7.7%
Other current assets	31,158	8,481	9,649	267.4%	222.9%
Total Current Assets	426,000	481,585	370,995	-11.5%	14.8%

Property, plant and equipment	1,694,384	1,680,024	1,520,254	0.9%	11.5%
Depreciation	(1,003,606)	(969,253)	(886,672)	3.5%	13.2%
Total Property, Plant, and Equipment	690,778	710,771	633,582	-2.8%	9.0%

Investment in related companies	101,626	102,411	83,447	-0.8%	21.8%
Goodwill	113,726	117,229	104,806	-3.0%	8.5%
Other long term assets	812,743	802,508	790,431	1.3%	2.8%
Total Other Assets	1,028,096	1,022,148	978,684	0.6%	5.0%

TOTAL ASSETS	2,144,873	2,214,505	1,983,260	-3.1%	8.1%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	09-30-2019	12-31-2018	09-30-2018	12-31-2018	09-30-2018

Short term bank liabilities	11,033	21,543	12,282	-48.8%	-10.2%
Current portion of bonds payable	15,224	20,664	15,017	-26.3%	1.4%
Other financial liabilities	17,402	1,665	14,791	945.0%	17.7%
Trade accounts payable and notes payable	227,566	283,938	204,544	-19.9%	11.3%
Other liabilities	64,190	92,052	52,634	-30.3%	22.0%
Total Current Liabilities	335,415	419,862	299,268	-20.1%	12.1%

Long term bank liabilities	1,627	2,439	10,764	-33.3%	-84.9%
Bonds payable	710,743	700,327	670,945	1.5%	5.9%
Other financial liabilities	22,739	13,797	12,196	64.8%	86.4%
Other long term liabilities	210,766	214,364	207,100	-1.7%	1.8%
Total Long Term Liabilities	945,875	930,928	901,005	1.6%	5.0%

Minority interest	19,710	19,902	19,969	-1.0%	-1.3%

Stockholders’ Equity	843,873	843,813	763,019	0.0%	10.6%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,144,873	2,214,505	1,983,260	-3.1%	8.1%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	09-30-2019	12-31-2018	09-30-2018

Chile	42,261	37,601	22,943
Brazil	14,481	47,444	25,878
Argentina	16,626	29,571	16,287
Paraguay	6,193	14,292	6,750
Total	79,560	128,908	71,858

DEBT RATIOS	09-30-2019	12-31-2018	09-30-2018

Financial Debt / Total Capitalization	0.47	0.47	0.48
Financial Debt / Adjusted EBITDA L12M	2.30	2.34	2.34
Adjusted EBITDA* L12M+Interest Income/Interest Expense L12M	6.27	5.98	6.64

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, October 29, 2019